Regencell Bioscience Holdings Ltd

11/F First Commercial Building

33-35 Leighton Road, Causeway Bay, Hong Kong

March 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn:	Tara Harkins

Al Pavot

Abby Adams

Laura Crotty

Re:	Regencell Bioscience Holdings Ltd Amendment No.1 to Draft Registration Statement on Form F-1 Submitted February 4, 2021 CIK No. 0001829667

Ladies and Gentlemen,

Regencell Bioscience Holding Limited (the “Company”, “Regencell”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 18, 2021, regarding our Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on February 4, 2021. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. A registration statement on Form F-1 filed publicly accompanying this Response Letter is referred to as Form F-1.

Amendment No.1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. As your product candidates are at a preliminary stage of development, please clearly qualify the timeline graphic on page 2 to note that the projected timeline is aspirational in nature and that there is no guarantee that any of the listed milestones will be met in the time noted or at all.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page 2 of the Form F-1.

2. In line with our prior comment 3, we note that you have added the statement "the TCM Practitioner has prescribed the TCM base formula based on his TCM brain theory for over 30 years to treat ADHD, ASD and many neurological disorders and obtained satisfactory clinical treatment results." As you have not provided clinical data to support this statement, we ask that you remove it in all places that it appears or appropriately qualify the statement by stating that such results are not supported by controlled clinical data or trials.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on pages 1, 5, 40, 49, 50, 53, 62, and 64 of the Form F-1.

3. We note your response to our prior comment 5 and your disclosure that you are not currently developing the U.S. market. However, the prospectus continues to include detailed disclosure regarding the U.S. market, namely in the industry overview section, which does not appear relevant to the company at this time. Please remove these discussions, or, if you intend to continue to reference the U.S. market, include disclosure regarding the regulatory landscape and hurdles you will face once you seek to expand into the U.S.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages on 45 and 46 of the Form F-1.

4. We reissue our prior comment 6 as you have not removed all claims of safety and efficacy in the prospectus. We note, for example, disclosure on page 3 where you state that "TCM . . . provides progressive improvement over time," and disclosure on page 65 in the paragraph beginning "Our TCM Practitioner," where you state your products are effective and imply they are safe by contrasting them with the negative side effects of existing

ADHD and ASD medications. We also note your continued claims of your TCM Practitioner's "established track record of treating children afflicted with ADHD and ASD and other patients suffering from a wide range of neurocognitive disorders and degeneration" on page 67 and elsewhere.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 64 of the Form F-1.

Use of Proceeds, page 36

5. We note your response to our prior comment 14 and reissue the comment. Please revise your disclosure to clarify whether you believe the proceeds from this offering will fund full "research and development of TCM formulae and products," and if not, how far along in the process you expect the proceeds to take you. Clarify whether you expect the proceeds from this offering to fund all of your "regulatory approvals, IP applications and working capital related needs" and if not all, to what extent.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 36 of the Form F-1.

Our Business

Our Products, page 53

6. We note your response to our prior comment 19 and reissue the comment. As patients were given different doses and measured by different individuals, the charts do not appear appropriate. Please remove the charts on pages 56-63, as requested in our prior comment.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 56-60 of the Form F-1.

7. We note your response to our prior comment 18 and reissue the comment, as your revised disclosure does not distinguish between the assessment tools, which you characterize as standardized, and those who utilized the assessment tools, who were the parents of the patients. Please revise to clarify

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7, 17, and 55 of the Form F-1.

8. We reissue our prior comment 21 as you continue to refer to your "exceptional track record" and "over one hundred ADHD and ASD patients" in this section (now on page 65) and elsewhere in this document. Your revised references to "long track record" "established track record" and "long-period track record" should be removed, as you have no clinical data to support your claims and have received no regulatory approvals to date.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page 64.

Taxation, page 97

9. We note the tax opinion filed as Exhibit 8.1 in response to our prior comment 27. Please revise the tax disclosure starting on page 97 to state clearly that the disclosure in the tax consequences section is the opinion of the named counsel. In addition, please revise the disclosure to clearly identify and articulate the opinion being rendered. Please also describe the degree of uncertainty expressed in the opinion, including in relation to your PFIC status for the year ended June 30, 2020. See Sections III.B.2 and III.C.4. of Staff Legal Bulletin No. 19 for guidance.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on pages 95, 98, and 99 of the Form F-1 and refiled a tax opinion as Exhibit 8.1. The tax opinion is refiled because our tax counsel moved to another firm and the refiled opinion is substantially similar to the previously filed opinion.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Yat-Gai Au
Yat-Gai Au Chief Executive Officer

cc:	Joan Wu Arila Zhou
Hunter Taubman Fischer & Li LLC